

OFFICERS LONG-TERM INCENTIVE PLAN

FISCAL THREE-YEAR PERIOD

2015, 2016 and 2017

WINNEBAGO INDUSTRIES, INC.

OFFICERS LONG-TERM INCENTIVE PLAN

Fiscal Three-Year Period 2015, 2016 and 2017

1. **Purpose**. The purpose of the Winnebago Industries, Inc. Officers Long-Term Incentive Plan (the "Plan") is to promote the long-term growth and profitability of Winnebago Industries, Inc. (the "Company") by providing its officers with an incentive to achieve long-term corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the Company.

2. **Authority; Administration**.

   a. **2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan**. Any awards of common stock issuable under this Plan shall be issued under and pursuant to the terms of the Company's 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan (the "Stock Plan"), and the terms of this Plan and any determinations made hereunder shall constitute terms and conditions of the award of common stock under the Stock Plan. Terms not otherwise defined in this Plan shall have the meaning set forth in the Stock Plan.

   b. **Administrator**. The Plan shall be administered by the Human Resources Committee (the "Committee") appointed by the Board of Directors, or a subset of such Committee that satisfies the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code") with respect to any incentive compensation subject to Code §162(m).

   c. **Powers and Duties**. The Committee shall have sole discretion and authority to make any and all determinations necessary or advisable for administration of the Plan and may amend or revoke any rule or regulation so established for the proper administration of the Plan. All interpretations, decisions, or determinations made by the Committee pursuant to the Plan shall be final and conclusive.

   d. **Annual Approval**. The Board must approve the Plan, without metrics, prior to the beginning of each new three (3) fiscal year period. Each year a new plan will be established for a new three (3) fiscal year period.

3. **Participation Eligibility**.

   a. Participants must be an officer of the Company with responsibilities that can have a real impact on the Corporation's end results.

   b. The Committee will approve all initial participation prior to the beginning of each new three (3) fiscal year period.

c. The Committee will make the determination on participation for new participants. Unless otherwise specified, participants must be actively employed as of the end of the three (3) year fiscal year period to be eligible for any incentive award.

4. **Nature of the Plan**.   The long-term incentive award is based upon financial performance of the Company. The Plan is a three (3) fiscal year program that provides for an opportunity for an incentive award based on the achievement of long-term financial performance results as measured at the end of the three (3) fiscal year period.

    The performance measurements for this Plan will be based upon one or more pre-established financial and strategic criteria. These financial performance measurements will provide an appropriate balance between quality and quantity of earnings or other financial criteria. The Committee will establish the financial measurements including a Target, a minimum threshold below which an incentive will not be paid and a maximum incentive level within the first 90 days of the first fiscal year in which the Plan is established. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non-operating or significant events not anticipated by the Committee when financial performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the Stock Plan.

5. **Method of Payment**.   The long-term incentive award will be a stock grant made in restricted shares of the common stock of Winnebago Industries, Inc. The amount of the participants' long-term incentive award for the three (3) year fiscal period shall be in direct proportion to the financial performance expressed as a percentage (Financial Factor) against predetermined award targets for each participant. The results for the three (3) fiscal year period will be used in identifying the Financial Factor to be used for that performance period when calculating the participants' long-term incentive awards.

    The long-term incentive for the executive officers provides for an opportunity of 25% of the annualized base salary (Target) to be awarded in restricted stock at 100% (Target) achievement of the financial long-term objectives. The Committee delegates to the CEO the authority to establish the incentive (Target) opportunity for officers other than executive officers subject to the limitations set forth in this Plan. The annualized base salary figure used for the three (3) fiscal year period beginning Fiscal 2015 shall be the salary in place for each participant as of September 2014. The restricted stock opportunity (Target) will be adjusted up or down as determined by actual financial performance at the end of the three (3) year fiscal period expressed as a percentage (Financial Factor) of annualized based salary.

6. **Restricted Stock**.   The earned incentive for the three year performance period will be awarded in the form of a grant made in restricted shares of common stock to encourage stock ownership and promote the long-term growth and profitability of Winnebago Industries, Inc. The restricted stock grant shall be awarded as soon as practical after the final measurement of the financial criteria has been approved by the Committee in October following the end of the three (3) fiscal year period, but in no event later than 2 ½ months after the end of the fiscal year. The price of the stock shall be the closing market price of the Company's common stock on the date in which the grant is approved by the Committee. The stock grant will be considered vested and taxable on the date of such grant. A sufficient amount of stock may be withheld to pay any employment and income taxes applicable thereto. The transfer restriction on the remaining stock award shall be removed one year following date of grant.

7. **Change in Control**. In the event the Company undergoes a "Change in Control" as defined in the Stock Plan, the Committee shall, prior to the effective date of the Change in Control (the "Effective Date"), make a good faith estimate with respect to the achievement of the financial performance through the end of the Plan three (3) fiscal year period. In making such estimate, the Committee may compare the achievement of the financial performance against the forecast through the three (3) fiscal year period and may consider such other factors as it deems appropriate. The Committee shall exclude from any such estimate any and all costs and expenses arising out of or in connection with the Change in Control. Based on such estimate, the Committee shall make a non-prorated (full) award within 15 days after the Effective date to all participants.

8. **Recoupment of Incentive Compensation**. Notwithstanding anything herein to the contrary, cash payments and restricted stock award paid in connection with this Plan shall be subject to forfeiture and recoupment to the extent required under federal law and in accordance with Section 14 of the Stock Plan.

9. **Governing Law**. Except to the extent preempted by federal law, the consideration and operation of the Plan shall be governed by the laws of the State of Iowa.

10. **Employment Rights**. Nothing in this Plan shall confer upon any employee the right to continue in the employ of the Company, or affect the right of the Company to terminate an employee's employment at any time, with or without cause.

Approved by the Board of Directors on June 18, 2014.